Mail Stop 6010								January 25, 2006

James Arabia
Chief Executive Officer
Naturewell Incorporated
110 West "C" Street
13th Floor
San Diego, CA 92101
Fax: (619) 234-0200

Re:	Naturewell, Incorporated
Revised Proxy Statement on Schedule 14C, filed January 12, 2006
File No. 0-26108

Dear Mr. Arabia:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
General

1. We note your response to prior comment 3. However, the citations you have provided do not appear to address the issue of mailing documents incorporated by reference. In the case of Instruction 1 to
Item 13, we believe that the financial statement information is material and should be mailed with the proxy statement.

We refer you to Item 13(b)(2) of Schedule 14A which allows any registrant, including non-S-3 registrants, to incorporate by reference if they deliver the document incorporated by reference and the document contains the required financial statements. Please confirm that you will mail these materials.

2. In your discussion of the second amendment, please include the original language included in the certificate of incorporation that is now being replaced.

3. We note the revisions you made in response to prior comment 8.
In
romanette (iii), you reference other options available to the company and weighed by the Board. Please disclose what these other options were and why they were rejected by the board.

4. We note your response to prior comment 16 and the revisions to the disclosure. However, if conversion prices for these notes were more favorable than the market price of the securities, you should disclose that fact explicitly in your discussion.

5. In addition, in response to comment 16, you have indicated that the transactions were negotiated at arms length. In light of Mr. Arabia`s status as controlling stockholder, we do not believe it is appropriate to refer to the negotiations as arms length. Please delete this language.

6. With regard to comments 20-26, we note your intention to file amended reports after comments on the proxy statement are completed.
However, you will need to revise your incorporation by reference section to include the amended 10-Q. In addition, we would like to review the amended 10-Q before it is delivered to recipients of the information statement.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

*****


      Please contact Zafar Hasan, Attorney-Advisor, at (202) 551-
3653, or me at (202) 551-3678 with any comments or questions regarding this comment letter.

								Sincerely,





								Jeffrey P. Riedler
								Assistant Director

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